Exhibit 99.1

Amsterdam, 6 July 2022

Just Eat Takeaway.com and Amazon enter into commercial agreement in the US

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, has entered into a commercial agreement with Amazon.com Services LLC (“Amazon”) in the United States.

Starting today, Amazon Prime members in the United States can sign up for a free, one-year Grubhub+ membership and access unlimited $0 delivery fees from hundreds of thousands of restaurants on Grubhub throughout the year. In addition to $0 delivery on eligible orders, Grubhub+ members get access to member-only perks and rewards.

The agreement is expected to expand membership to Grubhub+, while having a neutral impact on Grubhub’s 2022 earnings and cash flow, and be earnings and cash flow accretive for Grubhub from 2023 onwards.

Adam DeWitt, CEO of Grubhub, said: “I am incredibly excited to announce this collaboration with Amazon that will help Grubhub continue to deliver on our long-standing mission to connect more diners with local restaurants. Amazon has redefined convenience with Prime and we’re confident this offering will expose many new diners to the value of Grubhub+ while driving more business to our restaurant partners and drivers.”

Key Terms

The commercial agreement automatically renews each year unless terminated by Amazon or Grubhub in accordance with the provisions of the commercial agreement. Under the commercial agreement, a subsidiary of Amazon will receive warrants (exercisable at a de minimis price) over 2% of Grubhub’s fully-diluted common equity. Amazon will also receive warrants (exercisable at a formula-based price) over up to a further 13% of Grubhub’s fully-diluted common equity, the vesting of which is subject to the satisfaction of certain performance conditions, principally the number of new consumers delivered through the commercial agreement. In certain circumstances the warrants can vest on an accelerated basis, in full or in part. Vested warrants may, in certain scenarios, be settled in cash or Company shares.

The commercial agreement with Amazon constitutes a Class 2 transaction under the UK Financial Conduct Authority Listing Rules. The gross assets of Grubhub as at 31 December 2021 were €6,521 million and the loss before tax for the 12 months ending 31 December 2021 was €403 million.

The Company, together with its advisors, continues to actively explore the partial or full sale of Grubhub. There can be no certainty that any agreement with any other parties regarding Grubhub will be reached or about the timing or terms of any such agreement(s). Any further announcements will be made as and when appropriate.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://justeattakeaway.com

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace.

Headquartered in Amsterdam, Just Eat Takeaway.com is focused on connecting consumers and restaurants through its platforms. With over 634,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.